EXHIBIT 77D

For RiverSource Short-Term Cash Fund:

At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding borrowing; investing in a company to control or manage it; and selling short.